
Pricing Supplement No. 2             Filing under Rule 424(b)(3)
Dated:  April 10, 2000               Registration File Nos. 33-58820, 333-18809,
(To Prospectus dated April 27, 1999) 333-18809-01, 333-18809-02, 333-18809-03,
                                     333-18809-04 and 333-73225


                       HAWAIIAN ELECTRIC INDUSTRIES, INC.
                          Medium-Term Notes, Series C


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
Principal amount:  $100,000,000                     Floating Rate Notes:
Original Issue Date: April 13, 2000                  Base Rate:  LIBOR (LIBOR Telerate pg. 3750)
Stated Maturity Date:  April 15, 2003                Index Maturity:  3 months
Issue price (as a percentage of
  principal amount):  100%
Selling Agent's commission (as a
  percentage of principal amount):  .35%

Net proceeds to the Company (%):  99.65%            Spread (indicate plus or minus):  +105 basis
                                                      points
Settlement date and time                            Initial Interest Rate:  7.33%
 (original issue date):  April 13, 2000
                                                    Interest Payment and Reset Date(s):
Regular Record Date(s):  A/S                         Quarterly on the 15th of   January, April,
                                                     July and October of each year, except as described
Minimum Authorized Denominations:  $1,000            below and at Maturity, with such exceptions as are
CUSIP #41987QAY9                                     described in the Prospectus if an Interest
                                                     Payment or Reset Date would otherwise be
Redemption: The Notes cannot be redeemed             a day that is not a Business Day (as
  by HEI prior to the Stated Maturity Date           defined in the Prospectus)
                                                    Initial Interest Reset Date: July 15, 2000
Repayment: The Notes are not subject to             Initial Interest Payment Date: July 15, 2000
  repayment at the option of the holder.            Interest Determination Date(s):  A/S
                                                    Calculation Date(s):  A/S
                                                    Interest Payment Period:  Quarterly
                                                    Calculation Agent:  Citibank, N.A.

   "A/S" as used herein means "As stated in the Prospectus referred to above".

   Use of Proceeds: All or substantially all of the net proceeds to Hawaiian Electric Industries, Inc. ("HEI") from the sale of the Notes covered by this Pricing Supplement will be used by HEI to retire commercial paper as it matures, to make short-term loans to its subsidiaries or for other general corporate purposes. Some of the net proceeds will also be invested in short-term investments pending application thereof to retire commercial paper. As of April 10, 2000, HEI's commercial paper outstanding totaled approximately $136 million. Such commercial paper bore interest at prevailing market rates and had original maturities varying between 3 and 94 days.

   As of the date of this Pricing Supplement, the principal amount of the Series C Notes which have been sold (including the Series C Notes to which this Pricing Supplement relates) is $200,000,000.

   The Notes will be in book-entry-only form and held through the facilities of the Depository Trust Company.

   Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. acted as agents for HEI in connection with the offer and sale of the Notes (allocated $60,000,000 and $40,000,000, respectively).